UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF 132ND BOARD OF DIRECTORS’ MEETING HELD ON FEBRUARY 18, 2009

1. DATE, TIME AND VENUE: February 18, 2009, at 10:00 a.m., via conference call, pursuant to paragraph 1 of Article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”) located at Rua Gomes de Carvalho, n° 1510, 14° andar, conjunto 1402, in the city and state of São Paulo.

2. CALL NOTICE: The Meeting was convened pursuant to paragraphs 3, 5 and 7 of article 18 of the Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”) and the Board of Executive Officers attended the meeting.

4. PRESIDING: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. AGENDA: To examine, discuss and resolve on the following: (i) Approval of the financial statements and allocation of net income for the fiscal year ended December 31, 2008, of CPFL Energia’s subsidiaries and the capitalization of fiscal benefits booked under “Capital Reserve” in the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa; (ii) Approval of CPFL Energia’s financial statements, allocation of net income for the year ended December 31, 2008, and the calling of an Annual General Meeting; and (iii) the incorporation of Perácio Participações by CPFL Jaguariúna.

6. RESOLUTIONS:

It was decided that the minutes of the meeting would be drawn up in summary format, with members having the right to approve or dissent from the resolutions, and filed at the Company’s headquarters. The Board authorized the publication of these minutes in excerpt format with the omission of the signatures of its members.

After the initial clarifications, the Chairman announced that the votes of those Board members nominated by the controlling shareholders would be computed pursuant to items 5.1, 6.1 and 7.1 of the Shareholders’ Agreement of March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007 and filed at the Company’ headquarters.

After the examination of the Agenda, those Board members present decided, by unanimous vote and without restrictions, to:

(i) (i.i) Acknowledge the approval of the financial statements and the allocation of net income for the fiscal year ended December 31, 2008 by the management of the Company's subsidiaries, and recommend of their approval by the representatives of CPFL Energia in the respective Annual General Meetings, it being further registered that CPFL Bioenergia S.A. (“CPFL Bioenergia”) and Chumpitaz Participações S.A. (“Chumpitaz”) were non-operational in 2008 and therefore had no net income to allocate;

(i.ii) Acknowledge the approval by the management of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista, and CPFL Mococa of the capital increase through the conversion of tax benefits arising from goodwill from the incorporation, booked under “Capital Reserve”, pursuant to CVM Instructions 319/99 and 349/01, and the subsequent amendment to the wording of article 5 of their respective Bylaws, and recommend said this approval by the representatives of CPFL Energia and CPFL Jaguariúna in their respective Annual General Meetings;

(ii) (ii.i) Examine of the Company’s Management Report, Financial Statements and the respective Explanatory Notes for the fiscal year ended December 31, 2008, including the report of KPMG Auditores Independentes, which reported net income of R$ 1,275,692,216.17 (one billion, two hundred seventy-five million, six hundred ninety- two thousand, two hundred sixteen reais and seventeen centavos), and the following allocation of net income for 2008 fiscal year, as per Executive Board Resolution 2009014: (a) the payment of interim dividends for the half-yearly net income (base date June 30, 2008) in the amount of R$ 601,576,427.45 (six hundred and one million, five hundred seventy-six thousand, four hundred twenty-seven reais and forty-five centavos), imputed to the mandatory dividends for 2008, previously approved by the 125th Board of Directors meeting on August 11, 2008, pursuant to article 31 of the Bylaws; (b) the creation of a Legal Reserve in the amount of R$ 63,784,610.81 (sixty-three million, seven hundred and eighty-four thousand, six hundred and ten reais and eighty-one centavos); and (c) the declaration of complementary dividends in the amount of R$ 606,104,741.29 (six hundred and six million, one hundred four thousand, seven hundred forty-one reais and twenty-nine centavos), and their submission to an Annual General Meeting, pursuant to item "e" of article 18 and article 29 of the Company's Bylaws.

(ii.ii) Summon an Annual General Meeting to be held on April 23, pursuant to articles 124 and 132 of Law 6404/76, to resolve on item “ii.i” above;

It was further registered that: (a) the meeting was attended by the members of the Company’s Fiscal Council, namely, Messrs Pedro Carlos de Mello, Paulo Midena, Fernando Dias Gomes, Francisco Djalma de Oliveira, and Martin Roberto Glogowsky, as per paragraph 3 of article 163 of Law 6404/76, who announced that the Fiscal Council's Report will be issued on this date; and (b) the payment of complementary dividends corresponding to R$ 1.262952547 per share will be resolved by an Annual General Meeting on a date yet to be defined by the Board of Executive Officers, in line with the available funds and through a simple call notice published by the Board of Directors, after which the Company's shares will be traded ex-dividends on the São Paulo Stock Exchange and on the New York Stock Exchange as of March 3, 2009; and

(iii) Approve, pursuant to item “r” of article 18 of the Company’s Bylaws, a proposal for the extinction of Perácio Participações through its incorporation by the Company’s wholly-owned subsidiary CPFL Jaguariúna, aiming to optimize the corporate structure, reduce costs and make full use of the tax benefits associated with the goodwill from the incorporation of CPFL Jaguariúna, which was approved by the Brazilian Electricity Regulatory Agency (ANEEL), through Resolution 1737 of December 16, 2008 (“Resolution”) and the subsequent approval of the Appraisal of Perácio Participações’ Shareholders’ Equity, in compliance with Order 532 of February 10, 2009, and recommend the approval of all matters related to the incorporation of Perácio Participações by CPFL Jaguariúna, as per Executive Board Resolutions 2009005 and 200910, by the Board of Directors meeting of CPFL Jaguariúna and the Annual General Meetings of Perácio Participações and CPFL Jaguariúna.

6. CLOSURE: There being no further business to address, the meeting was adjourned for the drawing up of these minutes, which was read, found in compliance with and signed by the members present and by the secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes, and Gisélia Silva (Secretary).

This is a free English translation of the original instrument drawn up in the Company's records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.